NETFABRIC HOLDINGS, INC.
299 Cherry Hill Road,
Parsippany, NJ 07054
Phone: 973-537-0077
Fax: 973-263-4746

November30, 2007

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporate Finance
U.S Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549-4561

Re:	NetFabric Holdings, Inc.
Form 10-KSB/A Filed August 31, 2007 File No. 000-31553

Dear Ms. Jenkins:

On behalf of NetFabric Holdings, Inc., (“NetFabric” or the “Company”), we hereby submit NetFabric’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 29, 2007, regarding the above referenced Form 10-KSB/A.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of NetFabric. References herein to “we,” “us” and “our” refer to NetFabric unless the context indicates otherwise.

Form 10-KSB For Fiscal Year Ended December 31, 2006

Notes to Consolidate Financial Statements

Note 9- Debt Financings

2006 Convertible Debentures, F-20

1.
We have reviewed your response to our prior comment three, noting that you have recorded the shares of common stock and warrants issued as consideration for the extension of 2006 Convertible Debentures at their relative fair value based on the guidance EITF 00-27, particularly paragraph 32. The issuance of the shares of common stock and warrant appear to be consideration issued for extension and do not appear to represent the issuance of convertible instrument for repayment of nonconvertible instrument discussed in Issue 11 and paragraph 32 of EITF 00-27. It appears that shares of common stock and warrants issued as consideration for modification of debt should be recorded at their fair value. Please advise or revise.

Response:

The instruments reissued in 2006 were convertible debentures. The Company applied the provisions of EITF 00-27 “Application of Issue No.98-5 to Certain Convertible Instruments” for accounting the extensions of 2006 Convertible Debentures. First, the Company determined the fair value of detachable instruments issued in the transaction. As a next step, pursuant to paragraph 5 of EITF 00-27, the Company allocated the proceeds received in the financing to convertible instruments and other detachable instruments on a relative fair value basis. Thereafter, the Issue 98-5 Model was applied to the amount allocated to the convertible instrument, and an effective conversion price was calculated and used to measure the intrinsic value, if any, of the embedded conversion option. In order to evaluate whether the convertible instrument has intrinsic value, to comply with paragraph 7 of EITF 00-27, it was essential to allocate the proceeds on a relative fair value to various instruments issued in the transaction.

Based on the foregoing, the Company believes that it has appropriately accounted for the extension of 2006 Convertible Debentures. However to provide the Staff with further analysis the Company determined that if the fair value was used the discount would be $227,501 instead of the amount recorded of $172,250 (based on relative fair values), an increase of $55,251. Accordingly utilizing the fair value would increase the discount amortized to expense by $55,251 for the year ended December 31, 2006, which the Company believes is immaterial considering the net loss for 2006 was approximately $17 million.

Laurus Convertible Non-Convertible Financings, F-22

2.
We have reviewed your response to our prior comment five, noting that you applied the provisions of APB 14 for options issued with Laurus Revolving Note. Please note that when equity instruments are issued in conjunction with a revolving note, APB is not applicable and the full fair value of the equity instruments should be charged to debt issue costs and amortized over the term of the loan. Please revise.

Response

The Company entered into a Security Agreement with Laurus Master Fund, Ltd. (“Laurus”) in February 2006. Pursuant to the Security Agreement, the Company sold a Secured Convertible (‘Convertible Note”) and a Secured Non-Convertible Revolving Note (“Revolving Note”) to Laurus. As an additional consideration the Company issued Laurus options or warrants to purchase 4,256,550 shares of the Company’s stock. Although the borrowing were contained in two instruments, underlying Security Agreement was common to both the instruments. Similarly, collateral, additional consideration and other matters were treated on a combined basis for the entire credit facility.

It is important to note that the warrants issued were additional consideration to the investor and not a fee paid to a third party. Given the Company’s size, lack of historical profitability and lack of asset base, an investor looks at the anticipated returns from the additional consideration as a part of the overall economics of the investment.

The Company accounted for the warrants issued to Laurus in accordance with Accounting Principles Board Opinion No. 14 “Accounting for Convertible Debt Issued with Stock Purchase Warrants”. The warrants were detachable warrants. The fair value of the warrants were determined and as prescribed by Paragraph 16 pf APB 14 allocated to Convertible Note and Revolving Note based on the relative fair values at the time of issuance.

The fair value of warrants allocated to the Convertible Note was further allocated and accounted in accordance provisions of EITF 00-27 “Application of Issue No.98-5 Certain Convertible Instruments” and EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Feature or Contingently Adjustable Conversion Ratios”.

The fair value of warrants allocated to the Revolving Note was further allocated based on the relative fair value of debt and warrants at the time issuance. This was in accordance Paragraph 16 of APB 14.

The warrants issued were to the investors as additional consideration and not to a third party as fees. Therefore, they need to be considered as a component of the transaction and treated as an issuance cost. This aspect is articulated in Para 22 of EITF 0027 “ (a) issuance costs are limited to incremental and direct costs incurred with parties other than the investor and (b) any amounts paid to the investors when the transaction is consummated represent a reduction in the proceeds received by the issued (not issuance cost)”.

Based on the foregoing, the Company believes its treatment of warrants is appropriate. However, we would appreciate if you would cite specific authoritative literature that should be applied if APB 14 is not applicable.

Stockholder and Officer Convertible Debentures, F-27

1.
We have reviewed your response to our prior comment six, noting that you have recoded the shares of common stock issued as consideration for extension of the Related Party Convertible Debentures at their relative fair value based on the guidance of EITF 00-27, particularly paragraph 32. The issuance of the shares of common stock appear to be consideration issued for the extension and do not appear to represent the issuance of a convertible instrument for the repayment of a non-convertible instrument as discussed in Issue 11 and paragraph 32 of EITF 00-27. It appears that the shares of common stock issued as consideration for modification of the debt should be recorded at their fair value. Please advise or revise.

Response:

The Company applied the provisions of EITF 00-27 “Application of Issue No.98-5 to Certain Convertible Instruments” for accounting the extension of the Related Party Convertible Debenture. First the Company determined the fair value of detachable instruments issued in the transaction. As a next step, pursuant to paragraph 5 of EITF 00-27, the Company allocated the proceeds received in the financing to convertible instruments and other detachable instruments on a relative fair value. Thereafter, the Issue 98-5 Model was applied to the amount allocated to the convertible instrument, and an effective conversion price was calculated and used to measure the intrinsic value, if any, of the embedded conversion option. In order to evaluate whether the convertible instrument has intrinsic value, to comply with paragraph 7 of EITF 00-27, it was essential to allocate the proceeds on a relative fair value to various instruments issued in the transaction.

Based on the foregoing, the Company believes that it has appropriately accounted for the extension of the Related Party Convertible Debenture. However to provide the Staff with further analysis the Company determined that if the fair value was used the discount would be $75,000 instead of the amount recorded of $30,000 (based on relative fair values), an increase of $45,000. Accordingly utilizing the fair value would increase the discount amortized to expense by $45,000 for the year ended December 31, 2006, which the Company believes is immaterial considering the net loss for 2006 was approximately $17 million.

We hope we have clarified our position. In the interest of quick resolution of the matter, we will like to have a follow up call with you. Accordingly, we will contact you in 15 days to set a conference call at a time convenient to you.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person with the federal securities laws of the United States.

Sincerely,

/s/ Vasan Thatham
Vasan Thatham

cc:	Via Facsimile
Fahad Syed NetFabric Holdings, Inc. Facsimile: (973) 263-4746